April 26th , 2024

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Construction

Washington, D.C. 20549

Attn: Babette Cooper

RE:	Green Stream Holdings, Inc.
Form 10-K for Fiscal Year Ended April 30, 2023
Filed August 15, 2023
File No. 001-36081

Ladies and Gentlemen:

Please be advised that the undersigned is the duly-appointed Chief Financial Officer and Chief Executive Officer of Green Stream Holdings, Inc. (the “Company”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Issuer’s Annual Report on Form 10-K, filed on August 15, 2023 (the “Form 10-K”) provided in your letter dated January 25, 2024 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary, of the Form 10K filed on August 15, 2023. Our responses follow the text of the Comment Letter, which we have reproduced below for your convenience.

Form 10-K for Fiscal Year Ended April 30, 2023

Item 8. Financial Statements and Supplementary Data, Page F-1

1.	We note that you have not provided audited financial statements in accordance with Rule 8-02 of Regulation S-X and therefore your filing is materially deficient. Please amend your filing to provide financial statements audited as of and for the required periods by a PCAOBregistered firm as soon as practicable.

Response:

The Company respectfully acknowledges the Staff’s comment. As disclosed in the Company’s Current Report on Form 8-K filed on February 6, 2024, the Company dismissed its relationship with its previous registered independent accounting firm, Bush and Associates CPA (“Bush”) on February 2, 2024. Prior to February 2, 2024, Bush did not respond to correspondence from the Company regarding the status of the audit of the Company’s financial statements for the years ended April 30, 2023 or 2022, and furthermore, Bush failed to provide services or issue any reports with respect to the audit the Company’s financial statements for the fiscal years ending April 30, 2022 and 2023. As a result, following the dismissal, on February 2, 2024, the Company appointed Barton CPA (“Barton”), a PCAOB accounting firm, as its new registered independent public accountant. The Company will amend the Form 10-K to provide the audited financial statements as soon as practicable and the Company reasonably expects that expects that Barton will complete the audits for the above fiscal years ended April 30, 2023 and 2022 on or about April 30, 2024. In addition, the Company expects that Barton will complete and the Company will file the Annual Report on Form 10-K with audited financial statements for its fiscal year ending June 30, 2024 in a timely manner.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (732) 867-9741.

Sincerely,

/s/ James DiPrima
James DiPrima, CEO and CFO